UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Quad/Graphics, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
747301109
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 747301109
1		NAME OF REPORTING PERSONS Quad/Graphics ESOP Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,421,436
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,421,436
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,421,436
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

(1)	The percent ownership calculated is based upon an aggregate of 38,115,225 shares outstanding as of October 26, 2018.

CUSIP NO. 747301109

Item 1(a).	Name of Issuer:
Quad/Graphics, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices:
N61 W23044 Harry's Way, Sussex, Wisconsin  53089-3995.
Item 2(a).	Name of Person Filing:
Quad/Graphics ESOP Trust (the "ESOP")
Item 2(b).	Address of Principal Business Office or, if none, Residence:
c/o BMO Harris Bank N.A., 111 E. Kilbourn Ave. Suite 200, Milwaukee, WI 53202.
Item 2(c).	Citizenship:
The ESOP is governed by the laws of the United States of America.
Item 2(d).	Title of Class of Securities:
Class A Common Stock
Item 2(e).	CUSIP Number:
747301109
Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(f)	☒	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

CUSIP NO. 747301109

Item 4.	Ownership:
(a)	Amount Beneficially Owned: 4,421,436
(b)	Percent of Class: 11.6%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 4,421,436
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 4,421,436
(iv)	shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class:
N/A
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
N/A
Item 8. Identification and Classification of Members of the Group:
N/A
Item 9. Notice of Dissolution of Group:
N/A

CUSIP NO. 747301109

Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 13, 2019
QUAD/GRAPHICS ESOP TRUST

BMO Harris Bank N.A., as Directed Trustee

By:           /s/ Peter Madsen      /s/ Andy Paulus
Peter Madsen           Andy Paulus
Vice President         Vice President

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